

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

September 27, 2013

<u>Via E-Mail</u>
Kristin Ifft Wells, Esq.
Reed Smith LLP
225 Fifth Avenue
Pittsburgh, PA 15222-2716

      Re: **Kaydon Corporation**
              Amendment No. 1 to Schedule TO-T filed on September 26, 2013
              Filed by Dublin Acquisition Sub Inc., Atlas Management, Inc. and
              Aktiebolaget SKF
              File No. 5-36006

Dear Ms. Wells:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>

<u>Appraisal Rights, page 47</u>

1. We note your response to comment four in our letter dated September 23, 2013. We note the revised disclosure states that shareholders must comply with the applicable statutory procedures under Section 262. Please revise to describe the exercise of appraisal rights under Section 251(h) of the DGCL, including the timeframe for perfecting any appraisal rights. In this regard, we note that in Amendment No. 1 to the Schedule 14D-9, Kaydon states that after the merger is consummated, the bidders will cause the surviving corporation to deliver the notice of appraisal rights within 10 days of the effective time of the Merger. Please revise to include this disclosure and state whether shareholders must submit a written demand for appraisal within the later of

the consummation of the tender offer and 20 days after the date of mailing the notice of appraisal rights.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: James J. Barnes, Esq.